EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

Year Ended
December 31, 2017
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(613,000)

Weighted average number of shares outstanding	8,505,263
Net effect of dilutive stock options based on treasury stock method	-
Total average shares	8,505,263
Fully diluted net loss per share	$(0.07)